# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BATTALION OIL CORP, CIK 0001282648
CUSIP: 40537Q803
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 820 Gessner Road, Suite 1100, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 03/24/2026
Amends the filing with accession number 0001193125-19-222558
Filed by CIK 0001279151
Persons authorized to receive notices and communications: Carlos Treistman, 1811 Bering Drive, Suite 400, Houston, Texas (TX), 77057, (713) 826-6262

## Reporting persons
- LUMINUS MANAGEMENT, LLC (CIK 0001279151): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,402,225; sole dispositive power 0; shared dispositive power 16,402,225; aggregate amount beneficially owned 16,402,225 (50.4% of the class)
  Comment: 1. The number of shares reported above includes (i) 2,096,990 shares of Common Stock owned directly by Master Fund, (ii) 2,361,487 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 3,962,723 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock issued to Master Fund pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 3,960,226 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock issued to Master Fund pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 1,968,326 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock issued to Master Fund pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 2,052,473 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-4 Preferred Stock issued to Master Fund pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The Reporting Persons are party to certain agreements with the Voting Agreement Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13d-5 of the Act, comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a "group" (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.
  
  2. Percentage based on (i) 18,256,563 outstanding shares of Common Stock as of March 18, 2024, based on the number of shares outstanding as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 23, 2026, plus (ii) (a) 2,361,487 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund, (b) 3,962,723 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund, (c) 3,960,226 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock owned directly by Master Fund, (d) 1,968,326 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock owned directly by Master Fund and (e) 2,052,473 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Master Fund.
- LUMINUS ENERGY PARTNERS MASTER FUND, LTD.: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 16,402,225; sole dispositive power 0; shared dispositive power 16,402,225; aggregate amount beneficially owned 16,402,225 (50.4% of the class)
  Comment: 1. The number of shares reported above includes (i) 2,096,990 shares of Common Stock owned directly by Master Fund, (ii) 2,361,487 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 3,962,723 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock issued to Master Fund pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 3,960,226 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock issued to Master Fund pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 1,968,326 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock issued to Master Fund pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 2,052,473 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-4 Preferred Stock issued to Master Fund pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The Reporting Persons are party to certain agreements with the Voting Agreement Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13d-5 of the Act, comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a "group" (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.
  
  2. Percentage based on (i) 18,256,563 outstanding shares of Common Stock as of March 18, 2024, based on the number of shares outstanding as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 23, 2026, plus (ii) (a) 2,361,487 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund, (b) 3,962,723 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund, (c) 3,960,226 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock owned directly by Master Fund, (d) 1,968,326 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock owned directly by Master Fund and (e) 2,052,473 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Master Fund.
- JONATHAN BARRETT: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 16,402,225; sole dispositive power 0; shared dispositive power 16,402,225; aggregate amount beneficially owned 16,402,225 (50.4% of the class)
  Comment: 1. The number of shares reported above includes (i) 2,096,990 shares of Common Stock owned directly by Master Fund, (ii) 2,361,487 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 3,962,723 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock issued to Master Fund pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 3,960,226 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock issued to Master Fund pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 1,968,326 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock issued to Master Fund pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 2,052,473 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-4 Preferred Stock issued to Master Fund pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The Reporting Persons are party to certain agreements with the Voting Agreement Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13d-5 of the Act, comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a "group" (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.
  
  2. Percentage based on (i) 18,256,563 outstanding shares of Common Stock as of March 18, 2024, based on the number of shares outstanding as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 23, 2026, plus (ii) (a) 2,361,487 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund, (b) 3,962,723 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund, (c) 3,960,226 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock owned directly by Master Fund, (d) 1,968,326 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock owned directly by Master Fund and (e) 2,052,473 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Master Fund.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: BATTALION OIL CORP
Address of issuer's principal executive offices: 820 Gessner Road, Suite 1100, Houston, Texas (TX), 77024

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by adding the following:

On March 24, 2026, the Master Fund effected a distribution in kind of 5,200,000 shares (the "Shares") of common stock of the Issuer in the aggregate to: (i) its two feeder funds, Luminus Energy Partners QP, LP, a Delaware limited partnership ("LEP Onshore"), which received 2,117,138 Shares, and LEP Offshore (through LILP, an intermediary entity which received 2,641,190 Shares); and (ii) two affiliates that have economic interests in the Master Fund, namely LCP Onshore, which received 391,694 Shares, and LCP Offshore, which received 91,930 Shares. Each of the Funds had issued illiquid certificates to their respective investors on April 1, 2020 (collectively, the "Illiquid Certificates"). The Funds concurrently distributed the Shares to the holders of the Illiquid Certificates (collectively, the Certificate Holders"). For ease of mechanics, calculations were made on a look-through basis with the Master Fund distributing the Shares directly to the Certificate Holders and to LILP. The distribution in kind was made pursuant the terms of the Illiquid Certificates and the constituent documents of the respective Funds.

In connection with the distribution in kind, the Manager planned to distribute 5,200,000 shares of common stock. As Certificate Holders entitled to receive 1,145,542 shares of common stock (the "Segregated Shares") in the aggregate did not either (i) respond or provide the requisite information to the Fund's administrator and the Manager to receive the Segregated Shares, (ii) were unable to accept delivery of the Segregated Shares or (iii) chose not to participate in the distribution (such Certificate Holders being referred to as the "Non Returners"), the Master Fund continues to hold the Segregated Shares and retains both voting and disposition power over the Segregated Shares. The Master Fund, however, has no economic interest in the Segregated Shares as the Master Fund is holding the Segregated Shares for the benefit of the Non Returners. The Master Fund can, in its discretion, sell the Segregated Shares on behalf of the Non Returners and/or make one or more distribution in kind of the Segregated Shares to the Non Returners who provide their requisite information.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on (i) 18,256,563 outstanding shares of Common Stock as of March 18, 2024, based on the number of shares outstanding as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 23, 2026, plus (ii) (a) 2,361,487 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund, (b) 3,962,723 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund, (c) 3,960,226 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock owned directly by Master Fund, (d) 1,968,326 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock and (e) 2,052,473 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-4 Preferred Stock owned directly by Master Fund.

Due to the nature of the Voting Agreement, the Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13d-5 of the Act, comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a "group" (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, no transactions in the Common Stock were effected during the past sixty days by any Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- LUMINUS MANAGEMENT, LLC: /s/ Jonathan Barrett, President (03/27/2026)
- LUMINUS ENERGY PARTNERS MASTER FUND, LTD.: /s/ Jonathan Barrett, President (03/27/2026)
- JONATHAN BARRETT: /s/ Jonathan Barrett, Jonathan Barrett (03/27/2026)